UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Volta Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92873V102
(CUSIP Number)

Jesse C. Watson 1201 Howard Ave, Suite 300 Burlingame, California, 94010 United States of America (650) 437-5368
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

 _________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92873V102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Virgo Hermes, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,222,891

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,222,891

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,222,891

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92873V102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Virgo Agency Services LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,222,891

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,222,891

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,222,891

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92873V102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Virgo Investment Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,222,891

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,222,891

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,222,891

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	92873V102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jesse C. Watson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,222,891

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,222,891

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,222,891

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	92873V102

Item 1.	Security and Issuer. There are no material changes to Item 1 from the Schedule 13D previously filed with the Commission by the Reporting Persons on April 22, 2022.

The name of the issuer is Volta Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 155 De Haro Street, San Francisco, California 94103, United States of America. This Amendment No. 1 to Schedule 13D relates to the Issuer's Class A Common Stock, par value $0.0001 per share (the "Shares"). Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 2.	Identity and Background. Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	This Amendment No. 1 to Schedule 13D is being filed jointly by (i) Virgo Hermes, LLC a Delaware limited liability company, (ii) Virgo Agency Services, LLC, a Delaware limited liability company, (iii) Virgo Investment Group LLC, a Delaware limited liability company and (iv) Jesse C. Watson, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 1201 Howard Ave, Suite 300 Burlingame, California, 94010 United States of America.

(c)	Jesse C. Watson is the founder and Chief Investment Officer of Virgo Investment Group LLC. The principal business of this entity is purchasing, holding and selling securities for investment purposes. Jesse C. Watson is also the control person for Virgo Hermes, LLC, Virgo Agency Services, LLC and Virgo Investment Group LLC (the “Control Person”).

(d)	Virgo Hermes, LLC is a Delaware limited liability company. The principal business of this entity is purchasing, holding and selling securities for investment purposes.

(e)	Virgo Agency Services, LLC is a Delaware limited liability company. The principal business of this entity is purchasing, holding and selling securities for investment purposes.

(f)	None of the Reporting Persons or the Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g)	None of the Reporting Persons or the Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration. There are no material changes to Item 3 from the Schedule 13D previously filed with the Commission by the Reporting Persons on April 22, 2022.

The funds for the purchase of the Shares by the Manager’s clients came from the working capital of the Manager’s clients, over which Virgo Hermes, LLC, Virgo Agency Services, LLC, Virgo Investment Group LLC and Jesse C. Watson, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction. There are no material changes from Item 4 of the Schedule 13D previously filed with the Commission by the Reporting Persons on April 22, 2022.

The Reporting Persons and Control Person have acquired their Shares of the Issuer for investment. The Reporting Persons and Control Person evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Shares of the Issuer ceasing to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (f) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons and Control Person expect to engage with the Issuer with respect to strategies for charging network deployment, the media business optimization, improved shareholder communication, and senior management hires.

The Reporting Persons and Control Person, however, reserve the right, at a later date, to effect one or more of such changes and may acquire additional shares and dispose of or enter into other transactions in the Shares they may be deemed to beneficially own.

The Reporting Persons and Control Person reserve the right to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding new hires and proposals that the Issuer could employ to maximize shareholder value.

The Reporting Persons and Control Person further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.

Interest in Securities of the Issuer.

This Amendment No. 1 amends Item 5 of the Schedule 13D to adjust the ownership percentage held by the Reporting Persons from 10.1% to 9.5%. This relates to a 10K filed by the Issuer on April 15, 2022, and the conversion of over 10 million Class B Shares into Class A Shares.

(a) - (e)

As of the date hereof, Virgo Hermes, LLC, Virgo Agency Services, LLC, Virgo Investment Group LLC and Jesse C. Watson may be deemed to be the beneficial owners of 16,222,891 Shares, constituting 9.5% of the Shares, based upon the 152,307,420 Shares outstanding as of November 11, 2021 according to the Issuer’s Form 10-Q/A. This amount includes 7,505,575 Shares that may be acquired within 60 days upon the exercise of warrants.[1]

Virgo Hermes, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,222,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 16,222,891 Shares. This amount includes 7,505,575 Shares that may be acquired within 60 days upon the exercise of warrants.

Virgo Agency Services, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,222,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 16,222,891 Shares. This amount includes 7,505,575 Shares that may be acquired within 60 days upon the exercise of warrants.

Virgo Investment Group LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,222,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 16,222,891 Shares.

Jesse C. Watson has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,222,891 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 16,222,891 Shares. This amount includes 7,505,575 Shares that may be acquired within 60 days upon the exercise of warrants.

____________________________

1 The number of shares of common stock are denominated in Legacy Volta Common Stock. These legacy warrants would entitle Virgo Hermes, LLC to acquire Volta Class A Common Stock equal to the product of the number of Legacy Volta common stock and 1.2135, rounding down the nearest whole share.

The trading dates, number of Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Shares within the last 60 days, are set forth below:

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes from Item 6 of the Schedule 13D previously filed with the Commission by the Reporting Persons on April 22, 2022.

On November 15, 2016, the Issuer issued a warrant to Virgo Hermes, LLC, pursuant to which Virgo Hermes, LLC was entitled to purchase 900,909 shares of common stock (“Common Stock”) at a price per share of $2.1929. The warrant was issued in connection with that certain Volta Charging, LLC 15% Senior Secured Note due November 15, 2020 issued by Volta Charging, LLC in favor of Virgo Hermes, LLC in the principal amount of $3,000,000.

On March 31, 2017, the Issuer issued a warrant to Virgo Hermes, LLC, pursuant to which Virgo Hermes, LLC was entitled to purchase 1,051,060 shares of Common Stock at a price per share of $2.1929. The warrant was issued in connection with that certain Volta Charging, LLC 15% Senior Secured Note due November 15, 2020 issued by Volta Charging, LLC in favor of Virgo Hermes, LLC in the principal amount of $3,500,000.

On April 15, 2019, the Issuer issued a warrant to Virgo Hermes, LLC, pursuant to which Virgo Hermes, LLC was entitled to purchase 5,555,606 shares of Common Stock at a price per share of $2.1929.

A member of the Board of Directors of the Issuer previously served as a partner at Virgo Hermes, LLC and has a passive economic interest in Virgo Hermes, LLC.

Item 7.

Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Common Stock Warrant Virgo Hermes, LLC – Virgo 1

Exhibit C: Common Stock Warrant Virgo Hermes, LLC – Virgo 2

Exhibit D: Common Stock Warrant Virgo Hermes, LLC – Virgo 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Virgo Hermes, LLC By: Virgo Agency Services LLC, its Manager

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

Virgo agency services llc*

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

virgo investment group llc*

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

JESSE C. WATSON*

/s/ Jesse C. Watson
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share of Volta Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 22, 2022.

April 22, 2022
(Date)

Virgo Hermes, LLC
By: Virgo Agency Services LLC, its Manager

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

Virgo agency services llc

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

Virgo Investment group llc

/s/ Jesse C. Watson
(Signature)

Jesse C. Watson, Manager
(Name/Title)

JESSE C. WATSON

/s/ Jesse C. Watson
(Signature)